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UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Broadcom Limited

(Exact name of registrant as specified in its charter)

Singapore	001-37690	98-1254807
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1 Yishun Avenue 7 Singapore 768923	N/A
(Address of principal executive offices)	(Zip code)

Mark Brazeal, Chief Legal Officer (408) 433 8000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1. – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Broadcom Limited (the “Company”) has evaluated its product lines for the year ended December 31, 2016 and determined that certain products it manufactures or contracts to have manufactured contain tin, tungsten, tantalum and/or gold. For 2016, the reasonable country of origin inquiry (“RCOI”) efforts performed by the Company included conducting a supply chain survey of its direct suppliers to obtain country of origin information for the necessary conflict minerals in our products using the Conflict Minerals Reporting Template (“CMRT”).

These supply chain surveys requested that the Company’s suppliers identify the smelters and refiners and countries of origin of the conflict minerals in products they supply to the Company. The Company compared smelters and refiners declared by its suppliers against the list of facilities that are certified “conflict free” by the Conflict-Free Smelters Program (“CFSP”) and obtained countries of origin information (when available) from the Conflict-Free Sourcing Initiative (“CFSI”). If a smelter or refiner in the Company’s supply chain was not listed as having received a “conflict-free” designation, it proactively attempted to contact such facility inviting them to commence their participation in an independent third party audit program to demonstrate their compliance with the CFSP assessment protocols. The Company documented country of origin information for the smelters and refiners identified by the supply chain surveys as provided from multiple sources including the supply chain surveys, independent third party audit programs and directly from smelters and refiners that it contacted.

There is significant overlap between the Company’s RCOI efforts and its due diligence measures performed. The Company’s due diligence measures performed are discussed further in the Conflict Minerals Report filed as Exhibit 1.01 hereto.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available on its website at http://www.broadcom.com/corporate_responsibility/environment.php.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form.

Section 2. – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BROADCOM LIMITED

By:	/s/ Hock E. Tan
	Name:	Hock E. Tan
	Title:	President and Chief Executive Officer

Date: May 26, 2017